LION BIOTECHNOLOGIES, INC.

21900 BURBANK BLVD. THIRD FLOOR
WOODLAND HILLS, CA 91367

April 22, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lion Biotechnologies, Inc.; Registration Statement on Form S-3 (Reg. No. 333-203284)

Ladies and Gentlemen:

On behalf of Lion Biotechnologies, Inc., the undersigned hereby requests that the Securities and Exchange Commission issue an order declaring the above-referenced Registration Statement effective at 4:00 P.M., Washington, D.C. time, on Thursday, April 23, 2015, or as soon thereafter as is practicable.

In making its request, Lion Biotechnologies, Inc. acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, that act will not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective does not relieve Lion Biotechnologies, Inc. from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement; and

•	Lion Biotechnologies, Inc. may not assert staff comments or the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 22, 2015

Lion Biotechnologies, Inc. also understands that this request for acceleration will be considered a confirmation of its awareness of its obligations under the Securities Act of 1933 and the Securities Exchange Act of 1934 with respect to the offering of securities pursuant to the Registration Statement.

Very truly yours,

/s/ Michael Handelman

Michael Handelman

Chief Financial Officer